News release
For immediate publication

ART ADVANCED RESEARCH TECHNOLOGIES TO BE PRESENT AT THE ANNUAL MEETING OF THE RADIOLOGICAL SOCIETY
OF NORTH AMERICA (RSNA) IN CHICAGO

Montreal, Canada, November 24, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the 92nd annual meeting of the Radiological Society of North America (RSNA) being held at McCormick Place in Chicago, from November 26 to December 1, 2006.

ART will showcase the SoftScan® system, an optical medical imaging device designed to improve the diagnosis and treatment monitoring of breast cancer, at its booth (#8918) located in the North Building Exhibit Hall of McCormick Place.

About RSNA

The Scientific Assembly and Annual Meeting of the RSNA is the world’s largest international medical meeting, and has been held consecutively in Chicago since 1985. The meeting is a premier event for over 60,000 physicians and professionals sharing medical knowledge with one another.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Tel. 514.832.0777

www.art.ca